

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2018

Takehiro Abe
Chief Executive Officer
AIS Holdings Group, Inc.
2-41-7-336, Shinsakae
Naka-ku Nagoya-shi, Aichi, 460-0007, Japan

Re: AIS Holdings Group, Inc.
Registration Statement on Form S-1
Filed May 14, 2018
File No. 333-224927

Dear Mr. Abe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>Prospectus Summary, page 2</u>

1. We note that you are in the preliminary stages of development and have no current operations. Therefore, please provide the basis for your statement that AIS Japan "is engaged in the fintech and blockchain industries throughout Japan," or delete the statement.

<u>Risk Factors, page 5</u>

2. Throughout your filing, you assert that you plan to operate a trading platform and offer consulting services for initial coin offerings. Your risk factors should include a

comprehensive discussion of the material risks relating to:

- How you plan to comply with the laws and regulations in the specific jurisdictions in which you plan to operate a trading platform;

- The anticipated time and resources required to comply with these laws and regulations;

- Management's specific knowledge of, and experience in complying with, these laws and regulations regarding trading platforms;

- Consequences of the failure to comply with such laws and regulations;

- How the international regulatory regime governing "coin offerings" and digital securities could impact your plans; and

- Management's specific knowledge of, and experience in complying with, these regulatory regimes in order to provide consulting services.

Industry Overview, page 14

3. In light of your preliminary stage of development and lack of operations, please clarify how the broad market data on the "FinTech-related" and "Blockchain" industries is useful in understanding the small segment in which you plan to operate.

Management's Discussion and Analysis, page 14

4. Please file as an exhibit the February 28, 2018 software purchase agreement between AIS Japan and Herol Gaibin.

5. Revise your plan of operations to clearly indicate where you are in development, what must be done, how much has been spent to date, and how much time and funding still must be spent for any product or service to come to fruition. As part of the discussion, explain how each level of offering proceeds will or will not advance your operations.

6. Revise to clarify your plans for what you refer to as a "cryptocurrency system." Explain whether you intend to operate a trading platform for securities, offer consulting services, or both. Describe how you intend to offer IT consulting services given the lack of experience of your sole officer and employee.

7. Discuss the function, purpose, and capabilities of the software system you recently purchased. Disclose the extent to which you will have to further develop internally or externally this software or purchase other software for each of your planned operations.

Description of Business, page 15

8.   Please discuss the effect of existing or probable governmental regulations on your planned business operations, including the need for any government approval for any of your planned products or services. Refer to Item 101(h)(4)(viii) and (ix).

IT Consulting Services, page 16

9.   We note your disclosure that Mr. Abe "has experience with creating ICOs, such as the FTV Token." Expand your disclosure to descibe Mr. Abe's role with FTV Token, as well as the status of that offering. Provide an explanation of how Mr. Abe is qualified to advise potential clients on initial coin offerings.

Determination of Offering Price, page 17

10.   With respect to your stated plans to seek quotation of your shares on the OTCQB, revise your disclosure here and where applicable to remove any indication that you are seeking a "listing" of your shares.

Use of Proceeds, page 17

11.   Please revise to discuss in specific detail how each level and planned use of the offering proceeds will advance your business plan, the extent to which your company will or will not be operational, and the additional funding that would be required for each aspect of your planned business to become operational. To the extent you provide this disclosure elsewhere, you may provide a descriptive cross reference to that disclosure.

12.   Please disclose whether you intend to use the offering proceeds to repay outstanding advances made by Mr. Takehiro Abe to the company.

13.   Please revise to include the expenses of the offering.

Plan of Distribution, page 20

14.   We note your disclosure that Mr. Abe will decide whether shares are being sold by the company or by Mr. Abe himself and that you acknowledge this conflict of interest. Expand your disclosure to describe what Mr. Abe will consider when deciding whether to sell his versus the company's shares during the offering.

Certain Relationships and Related Transactions, page 26

15.   You disclose that, as of December 2017, the company owed $13,643 to Mr. Takehiro Abe for advances. Please reconcile this disclosure to the disclosure in Note 7 to the interim financial statements that the company owes Mr. Abe $32,394 as of December 31, 2017.

<u>Exhibits</u>

16.   Refer to Exhibit 5.1. We note that the company is incorporated in Delaware, but counsel's legality opinion "is limited to the laws of the State of Nevada and federal law." Please provide an opinion of counsel on the legality of the shares being registered under the appropriate state law. For guidance, refer to Staff Legal Bulletin No. 19, available on our website at https://www.sec.gov/interps/legal.shtml.

17.   Refer to Exhibit 23.1 We note that your auditors' consent refers to "audited financial statements for the period ending December 31, 2017." Please have your auditor revise their consent to address the report included in the Form S-1.

<u>General</u>

18.   Provide us with your analysis as to why AIS Holdings Group, Inc. is not a shell company, as defined under Rule 405 of the Securities Act of 1933. Alternatively, prominently disclose at the outset that AIS Holdings Group is currently a shell company. Disclose the consequences of that status throughout the prospectus and risk factor disclosure, such as the limitations on the ability of your security holders to use Rule 144, the restrictions on your ability to use registration statements on Form S-8, the potential reduced liquidity or illiquidity of your securities, and the potential impact on your ability to attract additional capital.

19.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

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